Boston Scientific Corporation

300 Boston Scientific Way

Marlborough, MA 01752

March 30, 2026

Via EDGAR

U.S. Securities and Exchange Commission

Division of Corporation Finance

Office of Industrial Applications and Services

100 F Street, NE

Washington, D.C. 20549

Attn: Margaret Sawicki

Re:	Boston Scientific Corporation
Registration Statement on Form S-4
Filed on February 27, 2026
File No. 333-293872
Request for Effectiveness

Dear Ms. Sawicki,

Reference is made to the Registration Statement on Form S-4 (File No. 333-293872) (the “Registration Statement”) filed by Boston Scientific Corporation (the “Company”) with the U.S. Securities and Exchange Commission on February 27, 2026, as amended on March 30, 2026.

The Company hereby requests that the effective date for the Registration Statement be accelerated to 9:00 a.m., Eastern Time, on April 1, 2026, or as soon as possible thereafter, pursuant to Rule 461 promulgated under the U.S. Securities Act of 1933, as amended.

Please contact Clare O’Brien of Allen Overy Shearman Sterling US LLP at (212) 848-8966 or cobrien@aoshearman.com with any questions you may have concerning this letter or if you require any additional information. We request that we be notified of the effectiveness of the Registration Statement by telephone call to Ms. O’Brien and that such effectiveness also be confirmed in writing.

[Signature Page Follows]

Sincerely yours,

Boston Scientific Corporation

/s/ Jonathan Monson
Name:	Jonathan Monson
Title:	Executive Vice President and Chief Financial Officer

cc:	Vance R. Brown – Boston Scientific Corporation
Clare O’Brien, Esq. – Allen Overy Shearman Sterling US LLP
Derrick Lott, Esq. – Allen Overy Shearman Sterling US LLP
Richard Alsop, Esq. – Allen Overy Shearman Sterling US LLP
Johanna Roberts – Penumbra, Inc.
Alan Denenburg, Esq – Davis Polk & Wardwell LLP
Michael Diz, Esq. – Davis Polk & Wardwell LLP